Exhibit (a)(1)
LETTER FROM OPTEL ACQUISITION CORP.
Dear stockholder of Digital Lightwave, Inc. (the “Company”)
     On                     , 2009, Optel Acquisition Corp. (“Optel Acquisition”) intends to take Digital Lightwave, Inc. (“DIGL”) private through a “short-form” merger. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:
•	tell you more about the merger,

•	explain why we think that the $0.055 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and

•	let you know about your rights for an appraisal hearing under Delaware law.
     Neither you nor Digital’s Board of Directors is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Delaware law, Optel Acquisition will own a sufficient number of shares to cause the merger to occur. After the merger, Optel Capital will be the only holder of DIGL common stock. In the merger, which we hope will occur on                     , 2009 or as soon thereafter as possible, you will receive $0.055 in cash, without interest, for each share of DIGL common stock that you own as of that date. If you do not believe that $0.055 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.055 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.055 per share.
     Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.
     After the merger, the DIGL common stock will not be publicly traded. DIGL also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely,

OPTEL ACQUISITION CORP.

By:
Name:	Al Zwan
Title:	President